March 7, 2006

VIA EDGAR

Stephen G. Krikorian

Branch Chief - Accounting

United States Securities & Exchange Commission

Division of Corporation Finance

100 F. Street, N.E..

Washington, D.C. 20549

Re:

Form 8-K filed on March 3, 2006

File 3-74928

Dear

Mr. Krikorian;

Ms. Tangen:

We are responding to the comments of the Staff (“Staff”) of the United States Securities and Exchange Commission (“SEC”) set forth in your letter of March 6, 2006 (“Staff Comment Letter”) with respect to our recent 8-K filing made on March 3, 2006 by MoneyFlow Systems International, Inc. (“we”, “us” or the “Company”) with the SEC under the Securities Exchange Act of 1934, as amended.

For the convenience of the Staff, our response is keyed to the Staff’s original comment(s) from the Staff Comment Letter in bold and italicized type immediately prior to each response.

As requested in the Staff Comment Letter, in connection with this filing, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed on March 3, 2006

1.

Revise the disclosure regarding disagreements with your former accountants to specifically include the subsequent interim period through the date the former accountants declined to stand for re-election.

Suite N, 7003 – 5th. Street S.E. Calgary, Alberta Canada T2H 2G2

Phone: (403) 319-0236 Fax: (403) 319-0240

Website: www.moneyflowsystems.com www.moneyflowsystems.com

RESPONSE:

We have amended our 8-K filing to specifically include the subsequent interim period through the date the former accountants declined to stand for re-election.  We have additionally requested that our former accountants prepare a letter addressed to the SEC confirming whether they agreed with the statements we made in Section 4 of our filing document.  That letter was prepared and  delivered to us and forms a part of our amended filing.

We trust you will find the above to be in order, however, should you have any questions in connection with this matter please do not hesitate to contact the undersigned at your convenience.

Yours truly,

MONEYFLOW SYSTEMS INTERNATIONAL, INC.

Per:

Hall Schultz, C.E.O.